UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Marathon Petroleum Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $.01

(Title of Class of Securities)

56585A102

(CUSIP Number of Class of Securities)

Molly R. Benson

Vice President, Chief Securities, Governance &

Compliance Officer and Corporate Secretary

Marathon Petroleum Corporation

539 South Main Street

Findlay, Ohio 45840-3229

(419) 422-2121

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

James P. Dougherty

Michael J. Solecki

Benjamin L. Stulberg

Jones Day

North Point

901 Lakeside Avenue

Cleveland, Ohio 44114-1190

(216) 586-3939

Marisa D. Stavenas

John G. O’Connell

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,000,000,000	$436,400

*

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $4,000,000,000 in value of Common Stock, par value $.01 per share, of Marathon Petroleum Corporation.

**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $109.10 per million dollars of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Marathon Petroleum Corporation, a Delaware corporation (the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to an aggregate purchase price of $4,000,000,000 of its Common Stock, par value $.01 per share (the “Shares”), at a per Share price not greater than $63.00 and not less than $56.00, to the tendering shareholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 17, 2021 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed in accordance with Rule 13e–4(c)(2) under the Exchange Act.

All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

ITEM 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	Subject Company Information.

(a) The name of the issuer is Marathon Petroleum Corporation. The address of the Company’s principal executive offices is 539 South Main Street, Findlay, Ohio 45840-3229. The Company’s telephone number is (419) 422-2121. The information set forth in Section 10 (“Certain Information Concerning the Company”) of the Offer to Purchase is incorporated herein by reference.

(b) This Schedule TO relates to the Shares of the Company, which are listed and traded on The New York Stock Exchange under the symbol “MPC”. As of May 3, 2021, the Company had 652,654,584 issued and outstanding Shares (and 13,677,017 Shares reserved for issuance upon exercise of stock options and vesting of restricted stock units and performance units (“PUs”) (assuming PUs vest at the specified maximum performance threshold)). The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.

(c) The information set forth in Section 8 (“Price Range of Shares; Dividends; Distributable Reserves”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

(a) Marathon Petroleum Corporation is the filing person and issuer. The information set forth in Item 2(a) is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	Terms of the Transaction.

(a)(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”), Section 5 (“Purchase of Shares and Payment of Purchase Price; Redemption”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”), Section 3 (“Procedures for Tendering Shares”) and Section 14 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 14 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(viii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” in Section 3 (“Procedures for Tendering Shares”) and Section 5 (“Purchase of Shares and Payment of Purchase Price; Redemption”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”) and Section 5 (“Purchase of Shares and Payment of Purchase Price; Redemption”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(x) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 13 (“Certain U.S. Federal Income Tax Consequences”) of the Offer to Purchase is incorporated herein by reference.

(a)(2)(i–vii) Not applicable.

(b) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c)(1–10) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 9 (“Source and Amount of Funds”), Section 10 (“Certain Information Concerning the Company”) and Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) None.

(d) Not applicable.

ITEM 8.	Interest in Securities of the Subject Company.

(a) and (b) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in Section 15 (“Fees and Expenses; Dealer Managers; Information Agent; Depositary”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	Financial Statements.

(a) and (b) Not applicable.

ITEM 11.	Additional Information.

(a)(1) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the U.S. Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Section 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated May 17, 2021.

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Letter to Marathon Petroleum Thrift Plan Participants.

(a)(5)(A)	Summary Advertisement, dated May 17, 2021.

(a)(5)(B)	Press Release issued by the Company on May 14, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on May 14, 2021).

(a)(5)(C)	Press Release issued by the Company on May 14, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Tender Offer Statement on Schedule TO-C filed on May 17, 2021).

(a)(5)(D)	Press Release issued by the Company on May 17, 2021.

(d)(1)	Marathon Petroleum Corporation Second Amended and Restated 2011 Incentive Compensation Plan (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-3 filed on December 7, 2011).

(d)(2)	Marathon Petroleum Corporation Deferred Compensation Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K filed on February 28, 2013).

(d)(3)	Marathon Petroleum Amended and Restated Excess Benefit Plan (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K filed on February 24, 2017).

(d)(4)	Marathon Petroleum Amended and Restated Deferred Compensation Plan (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K filed on February 29, 2012).

(d)(5)	Form of Marathon Petroleum Corporation Amended and Restated 2011 Incentive Compensation Plan Nonqualified Stock Option Award Agreement—Section 16 Officer (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on July 7, 2011).

(d)(6)	Form of Marathon Petroleum Corporation 2011 Incentive Compensation Plan Supplemental Nonqualified Stock Option Award Agreement—Section 16 Officer (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 7, 2011).

(d)(7)	Form of Marathon Petroleum Corporation 2011 Incentive Compensation Plan Supplemental Restricted Stock Unit Award Agreement—Non-Employee Director (incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K filed on February 29, 2012).

(d)(8)	Marathon Petroleum Corporation Amended and Restated Executive Change in Control Severance Benefits Plan (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K filed on February 28, 2018).

(d)(9)	Form of Marathon Petroleum Corporation Restricted Stock Award Agreement – Officer (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on May 9, 2012).

(d)(10)	Form of Marathon Petroleum Corporation Nonqualified Stock Option Award Agreement – Officer (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed on May 9, 2012).

(d)(11)	MPC Non-Employee Director Phantom Unit Award Policy (incorporated by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K filed on February 28, 2013).

(d)(12)	Form of Marathon Petroleum Corporation Restricted Stock Award Agreement – Officer (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on May 9, 2013).

(d)(13)	Form of Marathon Petroleum Corporation Nonqualified Stock Option Award Agreement – Officer (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on May 9, 2013).

(d)(14)	First Amendment to the Marathon Petroleum Corporation Amended and Restated 2011 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on August 3, 2015).

(d)(15)	Form of Marathon Petroleum Corporation Restricted Stock Award Agreement – Officer (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on May 2, 2016).

(d)(16)	Form of Marathon Petroleum Corporation Nonqualified Stock Option Award Agreement – Officer (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on May 2, 2016).

(d)(17)	Form of Marathon Petroleum Corporation Restricted Stock Award Agreement – Officer (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on April 30, 2018).

(d)(18)	Andeavor 2011 Long-Term Incentive Plan (as amended and restated) (incorporated by reference to Exhibit 10.68 to Andeavor LLC’s Annual Report on Form 10-K filed on February 21, 2018).

(d)(19)	Form of Executive Officer Synergy Incentive Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 30, 2019).

(d)(20)	Form of Chief Executive Officer Synergy Incentive Award Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on January 30, 2019).

(d)(21)	Andeavor 2018 Performance Share Award Grant Letter (incorporated by reference to Exhibit 10.1 to Andeavor LLC’s Current Report on Form 8-K filed on February 20, 2018).

(d)(22)	Andeavor Performance Share Awards Granted in 2018 Summary of Key Provisions (incorporated by reference to Exhibit 10.2 to Andeavor LLC’s Current Report on Form 8-K filed on February 20, 2018).

(d)(23)	Andeavor 2018 Market Stock Unit Award Grant Letter (incorporated by reference to Exhibit 10.3 to Andeavor LLC’s Current Report on Form 8-K filed on February 20, 2018).

(d)(24)	Andeavor Market Stock Unit Awards Granted in 2018 Summary of Key Provisions (incorporated by reference to Exhibit 10.4 to Andeavor LLC’s Current Report on Form 8-K filed on February 20, 2018).

(d)(25)	Marathon Petroleum Corporation Deferred Compensation Plan for Non-Employee Directors, as amended and restated January 1, 2019 (incorporated by reference to Exhibit 10.75 to the Company’s Annual Report on Form 10-K filed on February 28, 2019).

(d)(26)	Conversion Notice for Andeavor Awards (incorporated by reference to Exhibit 10.76 to the Company’s Annual Report on Form 10-K filed on February 28, 2019).

(d)(27)	Amended and Restated Marathon Petroleum Corporation 2012 Incentive Compensation Plan (incorporated by reference to Exhibit 10.87 to the Company’s Annual Report on Form 10-K filed on February 28, 2019).

(d)(28)	First Amendment to the Amended and Restated Marathon Petroleum Corporation 2012 Incentive Compensation Plan (incorporated by reference to Exhibit 10.84 to the Company’s Annual Report on Form 10-K filed on February 28, 2020).

(d)(29)	Cooperation Agreement, dated as of December 15, 2019, by and among Marathon Petroleum Corporation, MPLX LP, Elliott Associates, L.P., Elliott International, L.P. and Elliott International Capital Advisors Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 16, 2019).

(d)(30)	Restricted Stock Award Agreement – Officer (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on May 9, 2019).

(d)(31)	Nonqualified Stock Option Award Agreement—Officer (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on May 9, 2019).

(d)(32)	Performance Unit Award Agreement 2019—2021 Performance Cycle (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on May 9, 2019).

(d)(33)	Form of 2020 Officer RSU Award Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on May 7, 2020).

(d)(34)	Form of 2020 Officer Stock Option Award Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on May 7, 2020).

(d)(35)	Form of 2020 Officer Performance Unit Award Agreement 2020—2022 Performance Cycle (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on May 7, 2020).

(d)(36)	Chief Executive Officer RSU Award Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on November 6, 2020).

(d)(37)	Form of 2021 MPC Officer RSU Award Agreement (incorporated by reference to Exhibit 10.69 to the Company’s Annual Report on Form 10-K filed on February 26, 2021).

(d)(38)	Form of 2021 MPC Performance Share Unit Award Agreement 2021—2023 Performance Cycle (incorporated by reference to Exhibit 10.70 to the Company’s Annual Report on Form 10-K filed on February 26, 2021).

(d)(39)	Marathon Petroleum Executive Deferred Compensation Plan, effective January 1, 2021 (incorporated by reference to Exhibit 10.73 to the Company’s Annual Report on Form 10-K filed on February 26, 2021).

(d)(40)	Marathon Petroleum Executive Deferred Compensation Plan Adoption Agreement, effective January 1, 2021 (incorporated by reference to Exhibit 10.74 to the Company’s Annual Report on Form 10-K filed on February 26, 2021).

(d)(41)	Form of 2021 MPC Restricted Stock Unit Award—Broad-Based Employees (incorporated by reference to Exhibit 10.75 to the Company’s Annual Report on Form 10-K filed on February 26, 2021).

(d)(42)	Form of 2021 MPC Performance Share Unit Award Agreement—2021-2023 Performance Cycle—Broad-Based Employees (incorporated by reference to Exhibit 10.76 to the Company’s Annual Report on Form 10-K filed on February 26, 2021).

(d)(43)	Marathon Petroleum Corporation 2021 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 4, 2021).

ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MARATHON PETROLEUM CORPORATION

By:	/s/ Molly R. Benson
Name:	Molly R. Benson
Title:	Vice President, Chief Securities, Governance & Compliance Officer and Corporate Secretary

Date: May 17, 2021